Filed Pursuant to Rule 253(g)(2)

File No. 024-12099

SUPPLEMENT NO. 1 DATED MAY 17, 2023

TO THE

OFFERING CIRCULAR DATED MAY 8, 2023

FREEPORT HOLDINGS SERIES, LLC

This document supplements, and should be read in conjunction with the Offering Circular dates May 8, 2023 (the “Offering Circular”) of Freeport Holdings Series, LLC. The Offering Circular is available here, https://www.sec.gov/Archives/edgar/data/1946910/000182912623003143/freeportholdings_253g2.htm.

The purpose of this supplement is to amend the “Plan of Distribution” included in the Offering Circular to add discussion of additional perks available to investors.

Investor Perks

To encourage participation in the Offering, the company is providing unique opportunities for investors who purchase shares of Series Warhol AWMICKEY, Series Warhol AWMARILYN, Series Warhol AWDEAN, and/or Series Warhol AWJAGGER. The company is of the opinion that these perks do not alter the sales price or cost basis of the securities in this offering. Description of the terms of the perk is described below.

Description of the Perk

At least once per calendar year, investors who purchase in the primary offering for Series Warhol AWMICKEY, Series Warhol AWMARILYN, Series Warhol AWDEAN, and/or Series Warhol AWJAGGER plus one guest will be invited to view the physical artwork at a private pop-up gallery showing in New York City, New York. Investors eligible for the viewing will receive an email informing them of the event at least six-weeks prior to the showing. The email will include the date, time, and location of the showing, as well as providing information for how to be added to the guest list.

Eligibility

Eligibility for the perk is limited to investors who purchase at least 10 shares of Series Warhol AWMICKEY, Series Warhol AWMARILYN, Series Warhol AWDEAN, and/or Series Warhol AWJAGGER. Investors must also continue to hold the shares at the time of the gallery viewing event.

An investor may only utilize the perk once per year, even if the company holds multiple events in a given year.

Investor Responsibility for Travel Expenses

The company estimates the cash value of the perk to be approximately $100 for the enjoyment of the gallery experience. All travel costs to and from the event will be the responsibility of the investor.